First Quarter 2022 Earnings Call April 27, 2022 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the Russian invasion of Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-Looking Statements

Non-GAAP Measures This presentation includes information regarding certain non-GAAP financial measures, including VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. VAR, Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Ø Safety: Delivered best in class safety performance; recordable case rate of 1.6 in Q1 2022 Ø Shipments: 401kt (+4% YoY) Ø Revenue: €2.0 billion (+48% YoY) Ø VAR: €652 million (+21% YoY) Ø Net income: €179 million Ø Adjusted EBITDA: €167 million (+38% YoY) Ø Cash from Operations: €58 million Ø Free Cash Flow: €26 million Ø Leverage: 3.2x at March 31, 2022 Very Strong Q1 Results Despite Significant Inflationary Pressures Q1 2022 Highlights (1) Recordable case rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked Net Debt / LTM Adjusted EBITDA Adjusted EBITDA Bridge € in millions Down 1.4x +38%

Peter Matt Chief Financial Officer

VAR Bridge Q1 2022 vs. Q1 2021 € millions +21%

Q1 Adjusted EBITDA Bridge Q1 2022 Performance Packaging & Automotive Rolled Products Q1 2022 Q1 2021 Var. Shipments (kt) 276 267 3% Revenue (€m) 1,168 766 53% Adj. EBITDA (€m) 82 68 20% Adj. EBITDA (€ / t) 296 255 16% € in millions Ø Adjusted EBITDA of €82 million Ø Higher packaging shipments offset lower automotive shipments Ø Improved price and mix Ø Higher operating costs due to inflation partially offset by favorable metal costs Ø Favorable FX translation

Q1 2022 Performance Aerospace & Transportation Q1 2022 Q1 2021 Var. Shipments (kt) 55 48 15% Revenue (€m) 385 245 57% Adj. EBITDA (€m) 53 19 169% Adj. EBITDA (€ / t) 961 409 135% Ø Adjusted EBITDA of €53 million Ø Higher aerospace and TID shipments Ø Improved price and mix (including €10M customer contractual payment) Ø Higher operating costs due to inflation and production increases Q1 Adjusted EBITDA Bridge € in millions

Q1 2022 Performance Automotive Structures & Industry Q1 2022 Q1 2021 Var. Shipments (kt) 70 70 n.m. Revenue (€m) 459 350 31% Adj. EBITDA (€m) 37 38 (3)% Adj. EBITDA (€ / t) 520 540 (4)% Ø Adjusted EBITDA of €37 million Ø Higher industry shipments offset lower automotive shipments Ø Improved price and mix Ø Higher operating costs due to inflation Q1 Adjusted EBITDA Bridge € in millions

Experienced more significant inflationary pressures in Q1 than prior quarters Metal supply remains tight Higher costs for alloying elements like magnesium Non metal costs also higher: Labor Energy (especially in Europe) Maintenance/supplies Transportation Q1 Impacts Continuing Our Focus on Cost Control Inflation is significant, but manageable - largely offset by improved pricing and our relentless focus on cost control Solid cost performance by businesses; Vision '25 initiatives help protect future Increased efficiency Reduced input consumption Structural cost reductions Inflationary protections (i.e. PPI inflators) in existing contracts New contracts with better pricing and better protections Tools to Address Inflationary Pressures

1Q 2022 1Q 2021 Net cash flows from operating activities 58 75 Purchases of property, plant and equipment, net of grants (32) (29) Free Cash Flow 26 46 € in millions Free Cash Flow Highlights Consistent Free Cash Flow Generation Ø Free Cash Flow of €26 million in Q1 Ø Strong Adjusted EBITDA Ø Working capital build (mainly related to higher activity levels and metal prices) Ø Lower cash interest Current 2022 Expectations Ø Free Cash Flow: >€170 million Ø Capex: ~€250-260 million Ø Cash interest: ~€100 million Ø Cash taxes: ~€20-25 million Free Cash Flow

Ø Leverage at 3.2x, a multi-year low Ø Expect leverage below 3.0x by the end of 2022 Ø No near-term bond maturities Ø Strong liquidity position Ø Gradually reducing excess liquidity added during the pandemic Leverage at 3.2x and expected to head lower € in millions Net Debt and Leverage Maturity Profile* Liquidity € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights * Does not include State Loans Net Debt and Liquidity

Jean-Marc Germain Chief Executive Officer

Potential 2022 Impacts from the War in Ukraine No operations and de minimis sales in Russia or Ukraine Supplier impacts limited thus far, though monitoring situation closely Small amounts of metal input (~4%) from Russian suppliers; potential for lost sales, some offset from higher metal prices More meaningful exposure to Russian natural gas (like rest of Europe) Potential risk for broader demand destruction

Demand generally remains very strong; we are benefiting from sustainability driven, secular growth trends across many of our end markets End Market Updates Market Commentary % LTM Revenue Packaging Strong market in North America and in Europe Focus on sustainability driving increased demand for aluminium cans Mid-single digit annual demand growth supported by can-maker capacity additions in both North America and Europe 44% Automotive Lightweighting megatrend driving increased demand for rolled and extruded products; fleet electrification trend gaining momentum Consumer demand for luxury cars, light trucks, and SUVs remains strong; dealer inventories are low Demand uncertainty to continue in 2Q 2022 as a result of the semiconductor shortage; expecting modest improvement in 2H 2022 25% Aerospace Major OEMs have announced build rate increases; returned to YoY growth in shipments in 1Q 2022 Long-term trends expected to remain intact, including increased passenger traffic and higher build rates for single aisle aircraft 7% Other Specialties Transportation, Industry and Defense (Rolled): North America: Strong demand Europe: Strong demand Industry (Extrusions): Europe: Strong demand 24%

Focused on executing our strategy, delivering our long-term EBITDA guidance, and increasing shareholder value Targets Strong performance in 1Q 2022 Record Q1 Adjusted EBITDA despite significant inflationary pressures Solid operational performance, strong cost control, and consistent Free Cash Flow generation Leverage of 3.2x at quarter-end, a multi-year low Well-positioned to deliver strong performance in 2022 and beyond Demand across most end markets remains strong; sustainability megatrends support continuing strong demand Improved pricing offsetting most inflationary pressures Focused on execution Exciting future ahead with opportunities to grow our business and enhance profitability and returns Key Messages and Guidance 2022 Adjusted EBITDA: €640 to €660 million 2022 Free Cash Flow: >€170 million Medium-Term Leverage: 2.5x Long-Term Adjusted EBITDA: >€800 million by 2025

Q&A

Appendix

Three months ended March 31, (in millions of Euros) 2022 2021 Revenue 1,979 1,341 Hedged cost of alloyed metal (1,227) (765) Revenue from incidental activities (6) (8) Metal time lag (94) (31) VAR 652 537 Adjusted EBITDA 167 121 VAR Margin 25.7% 22.6% VAR Reconciliation

Reconciliation of Net Income to Adjusted EBITDA Three months ended March 31, (in millions of Euros) 2022 2021 Net income 179 48 Income tax expense 39 11 Income before tax 218 59 Finance costs - net 30 55 Income from operations 248 114 Depreciation and amortization 66 63 Restructuring costs — 1 Unrealized gains on derivatives (57) (28) Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net (1) (2) Share based compensation costs 4 4 Metal price lag (94) (31) Losses on disposal 1 — Adjusted EBITDA 167 121

Free Cash Flow Reconciliation (in millions of Euros) Three months ended March 31, 2022 2021 Net cash flows from operating activities 58 75 Purchases of property, plant and equipment (33) (32) Property, plant and equipment grants received 1 3 Free Cash Flow 26 46

(in millions of Euros) March 31, 2022 December 31, 2021 September 30, 2021 June 30, 2021 March 31, 2021 Borrowings 2,138 2,129 2,282 2,257 2,325 Fair value of net debt derivatives, net of margin calls (1) (1) 5 9 25 Cash and cash equivalents (160) (147) (323) (290) (342) Net Debt 1,977 1,981 1,964 1,976 2,008 LTM Adjusted EBITDA 627 581 545 528 439 Leverage 3.2x 3.4x 3.6x 3.7x 4.6x Net Debt Reconciliation

Reconciliation of Net Income to Adjusted EBITDA Twelve months ended (in millions of Euros) March 31, 2022 December 31, 2021 September 30, 2021 June 30, 2021 March 31, 2021 Net income / (loss) 393 262 281 202 62 Income tax expense / (benefit) 83 55 48 35 2 Income / (loss) before tax 476 317 329 237 64 Finance costs - net 142 167 161 164 169 Income from operations 618 484 490 401 233 Depreciation and amortization 270 267 258 255 256 Impairment of assets — — 29 38 43 Restructuring costs 2 3 3 5 14 Unrealized gains on derivatives (64) (35) (84) (70) (97) Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities - net — (1) (1) (3) (5) Losses on pension plan amendments 32 32 2 2 2 Share based compensation costs 15 15 15 14 15 Metal price lag (250) (187) (169) (117) (37) Start-up and development costs — — — 1 3 Losses on disposals 4 3 3 4 4 Other — — (1) (2) 8 Adjusted EBITDA 627 581 545 528 439

Borrowings Table At March 31, At December 31, 2022 2021 (in millions of Euros) Nominal Value in Currency Nominal Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan-U.S. ABL (due 2026) $— Floating — — — — — Secured PGE French Facility (due 2022) €180 Floating 180 — — 180 180 Secured Inventory Facility (due 2023) €— Floating — — — — — Senior Unsecured Notes Issued November 2017 and due 2026 $300 5.875% 270 (2) 2 270 268 Issued November 2017 and due 2026 €400 4.250% 400 (4) 2 398 402 Issued June 2020 and due 2028 $325 5.625% 293 (5) 5 293 284 Issued February 2021 and due 2029 $500 3.750% 451 (6) 8 453 438 Issued June 2021 and due 2029 €300 3.125% 300 (5) 2 297 300 Unsecured Swiss Facility (due 2025) CHF15 1.175% 14 — — 14 14 Lease liabilities 177 — — 177 183 Other loans 55 — 1 56 60 Total Borrowings     2,140 (22) 20 2,138 2,129 Of which non-current     1,884 1,871 Of which current 254 258